SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 1
To
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

VENAXIS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

92262A206
(CUSIP Number)

May 13, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of 10 Pages)

CUSIP No. 92262A206

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 386,581 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 386,581 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 386,581 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.97%
12	TYPE OF REPORTING PERSON* IN

(1)
Represents (i) 357,813 shares of common stock held by GRQ Consultants, Inc. 401K (“401K”), (ii) 15,768 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”) and (iii)  13,000  shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Renee Honig (“Renee Roth 401K”). Renee Honig is Mr. Honig’s spouse. Mr. Honig is the trustee of 401K and Roth 401K and in such capacities holds voting and dispositive power over the securities held by such entities.

CUSIP No. 92262A206

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 357,813 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 357,813 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,813 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.23%
12	TYPE OF REPORTING PERSON* OO

(1)	Mr. Honig is the trustee of 401K and in such capacity holds voting and dispositive power over the securities held by 401K.

CUSIP No. 92262A206

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 15,768 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 15,768 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,768 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.41%
12	TYPE OF REPORTING PERSON* OO

(1)	Mr. Honig is the trustee of Roth 401K and in such capacity holds voting and dispositive power over the securities held by Roth 401K.

Item 1(a).                  Name of Issuer:

Venaxis, Inc. (“Issuer”)

Item 1(b).                 Address of Issuer's Principal Executive Offices:

1585 South Perry Street, Castle Rock, CO 80104.

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Barry Honig, GRQ Consultants, Inc. 401K (“401K”) and GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K” and together with Barry Honig and 401K, the “Reporting Persons”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

The Reporting Persons have a business address located at 555 South Federal Highway, #450, Boca Raton, FL 33432.

Item 2(c).                 Citizenship.

Barry Honig is a citizen of the United States. 401K and Roth 401K are organized in the State of Florida.

Florida

Item 2(d).                 Title of Class of Securities.

Common Stock, no par value.

Item 2(e).                 CUSIP Number.

The Issuer’s CUSIP Number is 92262A206

Item 3.                      Type of Person

Not applicable.

Item 4.                       Ownership.

(a) Amount beneficially owned:  386,581 (1)

(b) Percent of class: 9.97%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote:  386,581 (1)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:  386,581 (1)

(1)
Represents (i) 357,813 shares of common stock held 401K, (ii) 15,768 shares of common stock held by Roth 401K  and (iii)  13,000 shares of common stock held by Renee Roth 401K. Renee Honig is Mr. Honig’s spouse. Mr. Honig is the trustee of 401K and Roth 401K and in such capacities holds voting and dispositive power over the securities held by such entities.

Item 5.                       Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                       Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                        Identification and Classification of Members of the Group.

Not applicable.

Item 9.                        Notice of Dissolution of Group.

Not applicable.

Item 10.                      Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2016	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. 401K
Date: May 13, 2016	By:	/s/ Barry Honig
Barry Honig, Trustee

GRQ Consultants, Inc. Roth 401K FBO Barry Honig
Date: May 13, 2016	By:	/s/ Barry Honig
Barry Honig, Trustee